SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary of Decisions - Ordinary and Extraordinary General Meetings

Rio de Janeiro, April 26, 2024, Centrais Elétricas Brasileiras S/A - Eletrobras announces that the shareholders present at the Ordinary and Extraordinary General Meetings (OEGM) held on this date have decided:

Matters pertinent to the Ordinary General Meeting

1. To approve, by majority vote, the accounts of the administrators, the Management Report and the Company’s Full Financial Statements for the fiscal year ending December 31, 2023;

2. To approve, by majority vote, the Company’s management proposal for the appropriation of results and dividend distribution for the fiscal year ending December 31, 2023;

3. To approve, by majority vote, the annual global compensation of management, the external members of the Advisory Committees to the Board of Directors and the members of the Fiscal Council for the fiscal year 2024;

4. To register the receipt of the request for the establishment of the Fiscal Council, presented by shareholders representing the legal quorum required for such a request.

In view of the establishment of the Fiscal Council, shareholders have also decided:

5. To approve, by majority vote, the composition of the Fiscal Council with 4 effective members and an equal number of alternate members;

6. To approve, by a majority of the votes cast by the Company’s common shareholders, the election of the following members of the Fiscal Council, with terms of office ending at the Annual General Meeting of 2025:

•	Mr. José Raimundo dos Santos for the position of effective member and Mr. Paulo Roberto Bellentani Brandão as his alternate;
•	Mr. Carlos Eduardo Teixeira Taveiros for the position of effective member and Mrs. Rochana Grossi Freire as his alternate;
•	Mr. Ricardo Bertucci for the position of effective member and Mr. Moacir Gibur as his alternate;

7. To approve, by a majority of the votes cast by the Company’s preferred shareholders, in a separate vote, the election of the following member and respective alternate member for the Fiscal Council, with term of office ending at the Annual General Meeting of 2025:

•	Mr. Gisomar Francisco de Bittencourt Marinho for the position of effective member and Mr. Paulo Roberto Franceschi as his alternate.

Matters pertaining to the Extraordinary General Meeting

1. To approve, by majority, the proposed amendment to the Compensation Plan Based on Stock Options approved at the Company’s Extraordinary General Meeting of December 22, 2022;

2. To approve, by majority, the proposed amendment to the Restricted Stock-Based Compensation Plan approved at the Company’s Extraordinary General Meeting of December 22, 2022;

3. To approve, by majority, the election of Ms. Ana Sílvia Corso Matte to the Board of Directors with term of office ending at the Annual General Meeting of 2025.

Eduardo Haiama

Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.